Exhibit 7.01

FIRST AMENDMENT
TO
AGREEMENT AND PLAN OF MERGER

AMENDMENT dated as of October 31, 2005 (this “Amendment”) by and among Mossimo Holding Corp., a Delaware corporation (“Parent”), Mossimo Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (the “Purchaser”), Mossimo Giannulli, an individual (“Giannulli”), and Mossimo, Inc., a Delaware corporation (the “Company”), to the Agreement (as defined below).

RECITALS

WHEREAS, on September 21, 2005, entered into an Agreement and Plan of Merger (the “Agreement”) by and among Parent, the Purchaser, Giannulli (for purposes of Section 5.10 thereof only) and the Company;

WHEREAS, the parties hereto desire to amend the Agreement to extend the deadline for commencing the tender offer contemplated by the Agreement and to extend the deadline for completion of the tender offer; and

WHEREAS, capitalized terms used herein and not defined shall have the meanings assigned thereto in the Agreement.

NOW, THEREFORE, in consideration of the agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be bound hereby, the parties hereby agree as follows:

1.             Section 7.1.2 of the Agreement is hereby amended to read in its entirety as follows:

“Section 7.1.2  By the Company if (A) the Purchaser fails to commence the Offer as provided in Section 1.1 hereof by November 14, 2005 or (B) the Purchaser shall not have accepted for payment and paid for Shares pursuant to the Offer in accordance with the terms hereof and thereof on or before February 14, 2006; provided, however, that the Company may not terminate this Agreement pursuant to this Section 7.1.2 if the Company shall have (1) failed to fulfill any obligation under this Agreement, which failure has been the cause of, or resulted in,  the failure of any condition to the Offer to have been satisfied on or before such date, or (2) otherwise materially breached this Agreement;”

2.             On and after the date hereof, each reference in the Agreement to “this Agreement,” “hereunder,” “hereof,” “herein,” or words of like import, shall mean and be a reference to the Agreement as amended by this Amendment.

3.             Except as specifically amended herein, the Agreement shall remain in full force and effect and is hereby ratified and confirmed.

4.             This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same agreement, it being understood that all of the parties need not sign the same counterpart.

5..            This Amendment, the legal relations between the parties and the adjudication and the enforcement thereof, shall be governed by and interpreted and construed in accordance with the substantive laws of the State of Delaware, without regard to applicable choice of law provisions thereof.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first above written.

MOSSIMO HOLDING CORP.

By:	/s/ Mossimo Giannulli
Mossimo Giannulli
President and Chief Executive Officer

MOSSIMO ACQUISITION CORP.

By:	/s/ Mossimo Giannulli
Mossimo Giannulli
President and Chief Executive Officer

MOSSIMO, INC.

By:	/s/ Robert Martini
Name:	Robert Martini
Title:	Director

MOSSIMO GIANNULLI

/s/ Mossimo Giannulli